To: BRS Group, Inc.
From: Global Law Office
Date: August 12, 2011
Legal Opinion

Dear Sirs:

We, Global Law OffKe, have been instructed as the legal counsel as to the laws of the People's Republic of China (the "PRC") to Walker Resources Recycling Co., Ltd. (Chinese name ''[CHINEASE CHARACTER]”, and hereinafter referred to as the " Company ") for its corporate restructuring with BRS (Tianjin) Investment Manage Co., Ltd. (Chinese name “[CHINEASE CHARACTER]”, and hereinafter referred to as " WFOE ") (together, the " Transaction ").

At the date of this Opinion:

(1)	Wang Gangyi, Huang Miao and Yang Changrui (the "Founders"), the registered shareholders of the Company, own 100% equity of the Company;

(2)	BRS Group, Inc., a U.S. registered Company (the "U.S. Co."), which is owned by Sherry Xue Li, is the sole shareholder of WFOE;

(3)
The Founders, WFOE and the Company have entered into a series of contractual agreements (the "Contractual Agreements ") as of December 15, 2010, stipulating that WFOE will have full control over the management and operation of the Company and the economic benefits of the Company can be transferred to WFOE as service fees and management fees. The Contractual Agreements include following agreements:

a)	Entrusted Management Agreement, by and among the Founders, the Company and WFOE ("Entrusted Management Agreement ");

b)	Exclusive Option Agreement, by and among the Founders, the Company and WFOE ("Exclusive Option Agreement ");

c)	Shareholders' Voting Proxy Agreement, by and between the Founders and WFOE ("Shareholders' Voting Proxy Agreement ");

d)	Exclusive Technology Service Agreement, by and between the Company and WFOE ("Exclusive Technology Service Agreement ");

e)	Share Equity Pledge Agreement, by and among the Founders, the Company and WFOE ("Share Equity Pledge Agreement ")

(4)
Huang Miao, Li Chunming, Yang Guang, Liang Guowei, and Shang Xuehui (each of them, the "Grantee", collectively, the " Grantees ") have entered into call option agreements with Sherry Xue Li (the "Grantor"), according to which the Grantor will grant conditional options to the Grantee to purchase shares granted to himiher at nominal value respectively.

We issue this legal opinion (the "Opinion") on the Company and WFOE in connection with the Transaction.

We are lawyers qualified in the PRC and are qualified to issue opinions on the laws of the PRC. In rendering this Opinion, we have examined originals or copies of those corporate and other records and documents we considered appropriate. The PRC laws mentioned herein shall include the published laws formulated by the National People's Congress of the PRC and its Standing Committee, the regulations stipulated by the State Council of the PRC, the administrative rules and other documents with normative effects promulgated by the departments under the State Council of the PRC, and the relevant local regulations and administrative rules. We do not render opinions with respect to the laws of any other jurisdiction.

We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies. On the basis of the examination of relevant documents, our reliance upon the assumptions in this Opinion and our consideration of those questions of law we considered relevant, and subject to the limitations and qualifications in this Opinion, we issue our legal opinion as follows:

1. Major findings with respect to the Transaction at the date of this Opinion

(i) Major corporate information of the Company

[ILLEGIBLE]
Registration number:	12112000082272
Date of incorporation:	July 20,2006
Registered office:	B319 Chuangyi Center, Private Enterprise Economy Demonstration Base, Binhai District, Tianjin City
Legal Representative:	Wang Gangyi
Registered capital:	RMB 50,000,000
Paid-in Capital:	RMB 50,000,000
Business Scope:	Wasted materials recycling: hardware, electrical appliance, plastic product, raw materials for paper making, paper products,

machines, electrical products, electrical equipments, metallic materials, rubber item, woods, textiles, metal & nonmetal mineral products, auto parts; wholesale & retail of building materials for civil use; mold processing; import & export of goods & technologies. (items are subject to national regulations shall be in compliance with such regulations)

Shareholders:	Name	Ratio
	Wang Gangy	30%
	Huang Miao	65%
	Yang Changmi	5%

(ii) Major corporate information of the WFOE
[ILLEGIBLE]
Registration number:	120000400119526
Date of incorporation:	December 15,2010
Registered office:	Private Enterprise Economy Demonstration Base, Binhai District, Tianjin City
Legal Representative	Yang Guang
Registered capital:	USD 66,000,000
Paid-in capital	USD 59,999,982
Duration	20 years
Business Scope
Investment management consulting(except finance, security and other national special approval projects), asset management planning, financial and enterprise management(non financial business), high-tech exchange, information consulting and service, as well as wholesale, commission agent (except auction), retail and importing of metal materials, packing materials, hardware and electrical equipment, mechanical and electrical equipment, construction materials and auto-parts.

Shareholder:	US. Co.

To the best of our knowledge, the major corporation information hereto is true at the date of this

Opinion

(iii)	Contractual Agreements

WFOE, the Company and the Founders entered into a series of Contractual Agreements as of December 15, 2010, including:

a)
Entrusted Management Agreement, by and among the Founders, the Company and WFOE, to shift the power of management and operation of the Company from the Founders to WFOE and entitle WFOE to charge management fee;

b)	Exclusive Option Agreement, by and among the Founders, the Company and WFOE, entitling WFOE to purchase part or all shareslassets of the Company, subject to terms and conditions thereof;

c)	Shareholders' Voting Proxy Agreement, by and among Founders and WFOE, to entrust all the shareholders' rights of Founders in the general shareholders' meeting of the Company to WFOE.

d)	Exclusive Technology Service Agreement, by and between the Company and WFOE, to engage WFOE as the exclusive service provider and entitle WFOE to charge service fee; and

e)	Share Equity Pledge Agreement, by and among the Founders, the Company and WFOE, to pledge all equity of the Company held by the Founders to WFOE.

2.	Legal Opinions

Part One         The Company

We are of the opinion that the Company have been duly incorporated as limited liability company and is validly existing and in good standing under the laws of the PRC. The articles of association and the business license of the Company are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect.

After our reasonable inquiry, we are of the opinion that the Company: (i) neither has been liquidated nor is insolvent, and (ii) is not subject to any board or shareholder resolution for its winding up or any undertakings to merge, reconstruct or liquidate itself; and no proceedings have been commenced or been threatened which might render the Company liquidated or insolvent. To the best of our knowledge, the business carried out by the Company is within the business scope permitted under its business license.

Part Two       WFOE

We are of the opinion that WFOE has been duly incorporated as a wholly foreign-owned enterprise with limited liability in accordance with the laws of the PRC. The articles of association and the business license of WFOE are in compliance with the requirements of applicable PRC laws and regulations and are in full force and effect.

After our reasonable inquiry, we are of the opinion that WFOE: (i) neither has been liquidated nor is insolvent, and (ii) is not subject to any board or shareholder resolution for its winding up or any undertakings to merge, reconstruct or liquidate itself; and no proceedings have been commenced or been threatened which might render the WFOE liquidated or insolvent. To the best of our knowledge, the business carried out by the WFOE is within the business scope permitted under their business license.

Part Three       Contractual Agreements

The Contractual Agreements were duly executed and are legally binding on each of the parties thereof under PRC law. Each party to the Contractual Agreements has full power and authority and legal capacity to enter into, execute and perform its obligations under the Contractual Agreements. The execution and delivery by each party to the Contractual Agreements do not, and the performance by each party of the obligations thereunder will not, violate or breach any current statute, rule or regulation of the PRC that is applicable to the transactions contemplated by the Contractual Agreements or the articles of association of the Company and WFOE. WFOE's control of the Company is established through the Contractual Agreements but not through a merger and acquisition as provided by the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated by six ministries in the PRC effective from September 8, 2006, as amended on June 22, 2009. (the " New M&A Rule "). Therefore, we are of the opinion that the arrangements under the Contractual Agreements are not subject to the governance of the New M&A Rule.

All actions, corporate and other approvals, conditions and things required by PRC law to be taken, fulfilled and done in connection with the Contractual Agreements have been taken by the parties to these agreements in order to (a) enable the parties to these agreements to lawfully enter into, exercise their rights and perform and comply with their obligations under the Contractual Agreements to which they are a party; (b) ensure that those obligations are legal, valid, binding and enforceable in accordance with their respective terms and conditions; and (c) make such Contractual Agreements admissible in evidence in the courts of the PRC.

The Contractual Agreements are in proper legal form for enforcement against each of the parties thereto in the PRC and contain no provision which is contrary to the laws, regulations or public policy in the PRC.

To the best of our knowledge, we are not aware of any issue, fact or circumstance which would lead us to believe that any PRC regulatory authorities would revoke the Contractual Arrangements or any transactions thereunder.

Part Four       SAFE No.75 Notice

According to Notice of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies (the "SAFE No. 75 Notice"), PRC residents directly investing in the PRC via a special purpose company (the "Return Investment") shall be subject to the registration under SAFE No.75 Notice. Because the U.S. Co. is owned by Sherry Xue Li, an United States passport holders and there is no PRC resident conducting Return Investment through the US. Co., we are of the opinion that the establishment of the WFOE and the Contractual Agreements are not subject to SAFE No.75 Notice.

Part Five       Call Option Agreements

We are informed that the Grantees who are PRC citizens have entered into the Call Option Agreements with the Grantor (the "Call Option Agreements") respectively. Under the Call Option Agreements, if certain conditions are satisfied, the Grantor shall offer the Grantees, or the entity designated by the Grantees, the option to purchase the Option Shares, as defined in the Call Option Agreements, respectively. We are of the opinion that the Call Option Agreements are among individuals with respect to US. Co. that such Call Option Agreements shall be governed by laws of State of New York. Therefore, the execution and performance of the Call Option Agreements shall not be subject to any PRC laws or regulations and therefore we do not express an opinion with respect to the legality and enforceability of the Call Option Agreements.

To the best of our knowledge, we are not aware of any issue, fact or circumstance which would lead us to believe that any PRC regulatory authorities would revoke the Transaction.

This Opinion is furnished by us as the PRC counsel for the purpose of completion of the Transaction. This Opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters. We assume no obligation to update or supplement this Opinion to reflect any facts or circumstances that arise after the date of this Opinion and come to our attention, or any future changes in laws.

This Opinion is issued at Beijing, PRC.

Very sincerely yours,

Global Law Office

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